SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 2 December 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Results of Annual General Meeting

Sasol Limited
Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that the results of the business
conducted at the annual general meeting of Sasol held in Rosebank
today, are as follows:

1. The financial statements of the company as well as the
    reports of the directors and auditors for the year ended
    30 June 2005 were accepted and adopted;

2. Messrs W A M Clewlow, S Montsi, T S Munday, M S V Gantsho, A
    Jain and Dr C B Strauss retired by rotation at the meeting.
    Messrs W A M Clewlow, S Montsi, T S Munday, M S V Gantsho and
    A Jain were available for re-election and were re-elected for
    a further term of office in terms of Article 75(g) of the
    Company's Articles of Association. Dr C B Strauss was not
    available for re-election and was accordingly not re-elected;

3. Two board appointed directors, Ms I N Mkhize and Ms V N
    Fakude, retired at the meeting, but were elected for a
    further term of office in terms of Article 75(h) of the
    Company's Articles of Association;

4. KPMG Incorporated was re-appointed as auditors of the company
    until the conclusion of the next Annual General Meeting;

5. Special Resolution number 1 amending article 75(a) of the
    articles of association of the company to increase the
    maximum number of directors from fifteen to sixteen was
    approved;

6. Ordinary Resolution number 1 placing the balance of the
    unissued shares under control of the directors with authority
    to issue shares up to 5% of the issued share capital was
    approved;

7. Ordinary Resolution number 2 approving the revised annual
    fees payable to non-executive directors of the company was
    approved; and

8. Ordinary Resolution number 2 approving an amendment to the
    Trust Deed of the Sasol Share Incentive Scheme by inserting
    clause 18.2bis was approved.

9. The current Chairman of the Board, Mr P du P Kruger,
    announced at the meeting that he would step down as director
    with effect from 1 January 2006 when, as previously
    announced, Mr P V Cox would become the new Chairman of the
    Board.

2 December 2005
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 2 December 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary